8th November 1999

Ref No. 11

FIRST OIL FROM LAMINARIA/CORALLINA OIL FIELD

The Broken Hill Proprietary Co Ltd announced that initial oil production has commenced from the Laminaria and Corallina oilfields via the floating production storage and offloading facility 'Northern Endeavour'.

Operated by Woodside Energy Ltd, the 'Northern Endeavour' is located 550 km west-north west of Darwin. Initial production commenced on 7th November and is expected to increase to 140,000 barrels per day (gross) over the next few weeks.

The Corallina oil field is located in Production Licence AC/L5 with equity interests : Woodside Energy Ltd 50 percent (operator), BHP Petroleum (North West Shelf) Pty Ltd 25 percent and Shell Development (Australia) Proprietary Limited 25 percent.

The Laminaria oilfield is located in AC/L5 and Production Licence WA 18-L which includes the Laminaria East extension ( BHP 100 percent interest). The equity interests in the field, post unitisation are Woodside 44.925 percent, BHP 32.6125 percent and Shell 22.4625 percent.

The combined proven reserves for the Laminaria and Corallina fields are 144 million barrels gross and the overall BHP share is 43 million barrels. BHP will market its equity share of oil production.

BHP's involvement in the Laminaria/Corallina oil field development represents one of a number of new or incremental oil production projects offshore Western Australia. The Buffalo oil field is currently being developed with production expected to commence in late December 1999 at a peak rate of 40,000 barrels per day gross (BHP 50 percent), while an infield and nearfield drilling programme is planned for the Griffin field, designed to enhance short term production from this asset (BHP 45 percent). Recent production from Griffin has averaged around 45,000 barrels per day gross.

For further clarification:

Pierre Hirsch - San Francisco

Ph: +1 (415) 774 2030